TOKYO
STAR
BANK

RECEIVED

2008 MAR 13 A 10:27

[redacted]

08001227

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

SUPPL

March 11, 2008.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

Christopher K. Taniguchi, CTP

// Enclosures

3/13

東京スター銀行

東京都港区赤坂1-6-16 〒107-8480

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	03/07/2008	The Change of the Major Shareholders	Required by TSE to be made public immediately

[Translated for reference only]

For immediate Release

March 7, 2008

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

The Change of the Major Shareholders

Tokyo (Monday, March 7, 2008) – The Tokyo Star Bank, Limited (the " Bank") hereby announces that the Tender Offer (the "Tender Offer") for the shares and warrants of the Bank, commenced since February 5, 2008 by Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., and Cayman Strategic Partners, L.P. (collectively, the "Tender Offerors") was completed on March 6, 2008 and as a result, the Tender Offerors will have acquired 98.31% of the Bank's issued share. Consequently, there will be a change of the Major Shareholders as below:

1. The Background of the Change

Today the Tender Offerors made an "Announcement of the result of the TOB for the Shares of the Tokyo Star Bank, Limited", in which they announced that 688,197 of the common shares were tendered and none of share purchase warrant was tendered. As the total number of the shares tendered has exceeded the number of shares planned to be purchased (524,999 shares), the Tender Offer has been successful and the total number of shares to be purchased by the Tender Offerors is 688,197 shares (Ratio to the total number of voting rights: 98.31%). The breakdown of the shares to be purchased by each of the Tender Offerors is as follows:

Cayman Strategic Partners, L.P.	288,820 shares
Japan Banking Investment Partners, L.P.	171,329 shares
Tokyo Capital Management Partners, L.P.	149,398 shares
Japan Blue Sky Capital Partners, L.P.	78,650 shares

Subsequently, each of the Tender Offerors will have acquired more than 10% of the total numbers of voting rights of the Bank and will therefore become the major shareholders. At the same time as LSF-TS Holdings, SCA with holding number of voting rights: 238,365 and its ratio to the total number of voting rights: 34.05% and LSF Tokyo Star Holdings, SCA with holding number of voting rights: 238,362 and its ratio to the total number of voting rights: 34.05% respectively tendered all of their holding shares of the Bank and will no longer be the major shareholders.

For full details regarding the consequence of the TOB, please refer to the attached "Announcement of the result of the TOB for the Shares of the Tokyo Star Bank, Limited" announced today by the Tender Offerors.

2. Summery of the New Major Shareholders

Corporate Name	(1) Cayman Strategic Partners, L.P. (2) Japan Banking Investment Partners, L.P. (3) Tokyo Capital Management Partners, L.P. (4) Japan Blue Sky Capital Partners, L.P.
Address of the Principle Office	(1) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Irelands (2) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Irelands (3) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Irelands (4) c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Irelands)
Name and Title of the Representative	(1) Japan Ireland Capital Partners, Ltd., General Partner (2) Cayman Capital Management Partners, Ltd., General Partner (3) Tokyo Capital Management Partners, Ltd., General Partner (4) Japan Blue Ocean Capital Partners, Ltd., General Partner
Limited Partner	(1) Cayman TSB Capital Partners, L.P. (2) JBI Partners, L.P. (3) Japan Ireland Investment Partners Japan Ireland Co-Investment Partners JIIP Toast Co-Invest A

	(4) TSB Holdings Limited TSB Investment Partnership 25
Type of Primary Business Operation	Formed to operate investment in the Bank.

3. Summery of the Former Major Shareholders

Corporate Name	(1) LSF-TS Holdings, SCA (2) LSF Tokyo Star Holdings, SCA
Address of the Principle Office	(1) 9, BOULEVARD DE LA PLAINE 1050, RUSSELS, BELGIUM (2) 9, BOULEVARD DE LA PLAINE 1050, RUSSELS, BELGIUM
Name of the Representative	(1) Michael D. Thomson (2) Michael D. Thomson
Title of the Representative	(1) Permanent Representative of Loan Star Capital Management SprL as the Statutory Manager (2) Permanent Representative of Loan Star Capital Management SprL as the Statutory Manager
Type of Primary Business Operation	Investment business

4. Change of Number of Voting Right, Number of Share, Ratio to the Total Number of Voting Rights

[New Major Shareholder]

(1) Cayman Strategic Partners, L.P.

	Number of Voting Right	Number of Share	Ratio to the Total Number of Voting Rights	Shareholder Ranking
Before the Change	-	-	-	-
After the Change	288,820	288,820	41.26%	The First

(2) Japan Banking Investment Partners, L.P.

	Number of Voting Right	Number of Share	Ratio to the Total Number of Voting Rights	Shareholder Ranking
Before the Change	-	-	-	-
After the Change	171,329	171,329	24.48%	The Second

(3) Tokyo Capital Management Partners, L.P.

	Number of Voting Right	Number of Share	Ratio to the Total Number of Voting Rights	Shareholder Ranking
Before the Change	-	-	-	-
After the Change	149,398	149,398	21.34%	The Third

(4) Japan Blue Sky Capital Partners, L.P.

	Number of Voting Right	Number of Share	Ratio to the Total Number of Voting Rights	Shareholder Ranking
Before the Change	1	1	0.00%	-
After the Change	78,651	78,651	11.24%	The Fourth

[Former Major Shareholder]

(1) LSF-TS Holdings, SCA

	Number of Voting Right	Number of Share	Ratio to the Total Number of Voting Rights	Shareholder Ranking
Before the Change	238,365	238,365	34.05%	The First
After the Change	-	-	-	-

(2) LSF Tokyo Star Holdings, SCA

	Number of Voting Right	Number of Share	Ratio to the Total Number of Voting Rights	Shareholder Ranking
Before the Change	238,362	238,362	34.05%	The Second
After the Change	-	-	-	-

(Note) 1. "Ratio to the Total Number of Voting Rights" is calculated based on the numbers of voting rights of 699,992, i.e. 8 shares without voting rights deducted from the total number of issued shares as of September 30, 2007 (700,000 shares).
2. "Ratio to the Total Number of Voting Rights" is rounded to two decimal points.

5. Effective Date

Friday, March 14, 2008 (Commencement date of settlement of the Tender Offer)

6. Plans after the Tender Offer

As the Tender Offerors are not successful in acquiring all of the Bank's shares through the Tender Offer, the Tender Offerors, as addressed in their Tender Offer Statement, intend to acquire a total of 100% of the issued shares of the Bank by the following processes.

After the Tender Offer, the Tender Offerors intend to acquire 100% of the outstanding shares of the Bank with changes to the Bank's Articles of Incorporation by (1) converting the Bank into a company with classes of shares as provided under the Companies Act (Law No.86 of 2005, as amended), (2) adopting the right of the Bank to acquire all the issued shares of the Bank, (3) issuing a new class of common shares to the shareholders in exchange for acquiring all shares and (4) for those shareholders who are only entitled to receive fractional shares that are in total less than one share, paying the cash amount that the shareholders selling the total number of fractional shares would receive in cash.

The Tender Offerors intend to request the Bank to hold a shareholders meeting to vote on proposals including the above (1) to (3). Each Tender Offerors plans to cast their votes in favor of the above resolutions at the shareholders meeting based on independent decisions of each Tender Offerors. If the above proposals are approved, the clause enabling the Bank to acquire all of its common shares will be adopted, and the Bank will acquire all of its common shares based on such right and the Bank will issue new class of shares to the shareholders in exchange

for the acquisition of such shares. The new shares will not be listed on any exchange. For those shareholders who receive fractional shares of less then one share, the cash amount which equals the amount the shareholders selling the total number of fractional shares would receive will be paid in accordance with the Companies Act and Enforcement Regulations of the Companies Act (Ministry of Justice Regulations No. 12 of 2006, as amended). The Bank plans to set the selling price of the total number of fractional shares based on the offer price of the Tender Offer unless special circumstances arise. However, such price may differ from the offer price of the Tender Offer due to change of value caused by a timing difference. Further, the number of shares to be issued in exchange for the Bank's acquiring the common shares with clauses that allow the Bank to acquire all of the shares has not been determined as of today. However, it is expected that the number of new class of shares to be issued to the shareholders, other than the Tender Offerors, who did not apply for the Tender Offer will be fractional shares less than one share, in order to enable the Tender Offerors to acquire a total of 100% of the issued shares. When the Corporate Document are revised to add the clause that entitles the Bank to acquire all of its common shares, (1) it is provided that the shareholders may demand that the Bank purchase their common shares and if the Bank and such shareholders cannot agree on the price within a fixed period of time, the shareholders may file a petition to the court to set the price in accordance with the provisions of Articles 116 and 117 of the Companies Act, in order to protect the interest of minority shareholders and (2) for the same reason, if the shareholders meeting passes the resolution to allow the Bank to purchase all of the shares with clauses that entitles the Bank to acquire all shares, the shareholders may file a petition to the court to set the purchase price of such shares in accordance with Article 172 of the Companies Act and other related laws and regulations. However, the right of a shareholder to demand purchase of shares by the bank as set forth in (1) above is a right of a "shareholder" under the Companies Act. If all of the shares with the clause entitling the Bank to acquire all the shares are acquired by the Bank, it is expected that the shareholders who did not apply for the Tender Offer will only receive fractional shares. Therefore it is not certain whether a holder of fractional shares will have the qualification as a "shareholder" to demand purchase of shares and to file a petition with the court to set the price. Such determination will ultimately be made by the court. Similar issue as in (1) above is unlikely to arise in the case set forth in (2) above when the shareholder files a petition to the

court for the determination of the purchase price when the resolution to acquire all of the shares subject to the Bank's right to acquire all the shares is passed. However, it is necessary for the shareholder to satisfy the requirement provided in the Companies Act, such as the petition must be filed within 20 days after the shareholders meeting. Further, the determination of the Bank's purchase price and the acquiring price as set forth in (1) and (2) above will ultimately be made by the court, and such price may be different from the Tender Offer price. The shareholders should be aware that each shareholder will be responsible for undertaking the necessary procedures and making their own decisions when making these petitions and claims.

The procedure set forth above, i.e., (1) convert the Bank into a company with class of shares, (2) adopt the right of the Bank to acquire all the issued shares of the Bank and (3) issue a new class of common shares to the shareholders in exchange for acquiring all the shares, may not be taken depending on the interpretation of the related laws and regulations of the relevant government authority and the percentage of shares held by the Tender Offerors and the shareholders other than the Tender Offerors following the Tender Offer, and different procedures that have an equivalent effect may be used. However, even in such case, in the end, the Bank plans to cash out the shareholders other than the Tender Offerors.

Regarding the warrants, as the Tender Offerors are not able to purchase all of the warrants, the Tender Offerors will request the Bank to take necessary procedures to cancel the warrants and the Bank will honor such request and take procedure to cancel the warrants.

When the Tender Offerors will have acquired a total of 100% of the issued shares of the Bank through the procedure of the changes to the Bank's Articles of Incorporation to be taken as addressed above, the share of the Bank will then be falling under the delisting criteria set forth in the Listing Regulations of the Tokyo Stock Exchange Group, Inc. (the "TSE"), and will thereafter be delisted one month after the assignment to the delisting post by TSE on the next day from either an ordinary or extraordinary shareholders' meeting and subsequent class shareholders' meeting by the Bank's common shareholders. Even if the procedure to change the Bank's Articles of Incorporation may not be taken, as a result of the

Tender Offer the number of the shares of the Bank in distribution is less than 5% of that of the listed shares etc., the share of the Bank will then be delisted pursuant to the delisting criteria set forth in the Listing Regulations of the TSE one month after the assignment to the delisting post by TSE on the next day after the submission of the Securities Report (or after the deadline of its submission). After the delisting, the share of the Bank can no longer be traded on the TSE.

For the tax implications of the above procedure which includes receipt of cash in case that the Tender Offerors acquire a total of 100% of the issued shares of the Bank and shareholder to demand purchase of shares by the Bank, it is advisable that each shareholders should consult his/her tax advisor as necessary.

Regarding the specific procedure, the Bank will disclose immediately after it will be determined.

There will be no impact on business performance at this time by the change of the major shareholders.

(Attachment)
"Announcement of the result of the TOB for the Shares of the Tokyo Star Bank, Limited"

Press Release (English)

Japan Blue Sky Capital Partners, L.P.
Japan Banking Investment Partners, L.P.
Tokyo Capital Management Partners, L.P.
Cayman Strategic Partners, L.P.

Announcement of the Results of the TOB for the Shares of The Tokyo Star Bank, Limited

TOKYO (March 7, 2008) -- Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., and (collectively, the "**Bidders**") commenced the Tender Offer (the "**TOB**") to acquire shares and share purchase warrants (collectively, the "**Shares**") of The Tokyo Star Bank, Limited (the "**Target Company**") on February 5, 2008. The TOB was completed on March 6, 2008. The Bidders announce the results of the TOB as described below.

1. Outline of the TOB (announced on February 4, 2008)

(1) Name and Address of the Bidders

Japan Blue Sky Capital Partners, L.P.
c/o Walkers SPV Limited, Walker House, 87 Mary Street
George Town, Grand Cayman KY1-9002, Cayman Islands

Japan Banking Investment Partners, L.P.
c/o Walkers SPV Limited, Walker House, 87 Mary Street
George Town, Grand Cayman KY1-9002, Cayman Islands

Tokyo Capital Management Partners, L.P.
c/o Walkers SPV Limited, Walker House, 87 Mary Street
George Town, Grand Cayman KY1-9002, Cayman Islands

Cayman Strategic Partners, L.P.
c/o Walkers SPV Limited, Walker House, 87 Mary Street
George Town, Grand Cayman KY1-9002, Cayman Islands

(2) Name of the Target Company

The Tokyo Star Bank, Limited

(3) Type of Shares, etc. subject to the TOB

Common stock

First series share purchase warrants issued in accordance with the resolution of the 5th Ordinary Shareholders' Meeting held on June 24, 2005 and resolution of the Board of Directors' meeting held on December 12, 2005 (the "**Share Purchase Warrants**")

(4) Number of Shares, etc. subject to the TOB

Number of Shares, etc. Planned to be Purchased Converted into Number of Shares	Minimum Number of Shares, etc. Planned to be Purchased Converted into Number of Shares	Maximum Number of Shares, etc. Planned to be Purchased Converted into Number of Shares
524,999 (shares)	524,999 (shares)	- (shares)

(Note 1) If the total number of the shares, etc tendered for the TOB (the "**Tendered Shares**") is less than the "Minimum Number of Shares, etc. Planned to be Purchased Converted into Number of Shares" (the "**Number of Shares, etc. Planned to be Purchased**", 524,999 shares), none of the Tendered Shares will be purchased. If the total number of Tendered Shares equals or exceeds the Number of Shares, etc. Planned to be Purchased (524,999 shares), all of the Tendered Shares will be purchased.

(Note 2) The shares which are/are to be issued by exercising the Share Purchase Warrants by the last day of the TOB Period will be purchased through the TOB.

(Note 3) Among the shares, etc., each Share Purchase Warrant is converted into five shares according to the issuing elements of the Share Purchase Warrants.

(Note 4) Based on the figures described in the Semi-Annual Report for the 7th period filed by the Target Company on December 25, 2007, the maximum number of shares, etc to be purchased by the Bidders in the TOB will be 705,349 shares (the "**Maximum Number of Shares, etc. to be Purchased**"), obtained by (i) the total number of issued shares as of September 30, 2007 (700,000 shares), *minus* (ii) the number of shares of the Target Company currently held by the Bidders, which will not be purchased under the TOB (1 share), *plus* (iii) the maximum number of the Target Company's shares issued or to be issued upon the exercise of the Share Purchase Warrants (5,350 shares).

(Note 5) Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P. and Cayman Strategic Partners, L.P.

will purchase 11.43%, 24.90%, 21.71% and 41.97% of the Tendered Shares, respectively. However, Cayman Strategic Partners, L.P. will purchase the entire common stock less than one share which results from the allocation based on the above-mentioned ratio.

(5) TOB Period

From Tuesday February 5, 2008 to Thursday March 6, 2008

(22 business days)

(6) TOB Price

360,000 yen per share of common stock and 1 yen per Share Purchase Warrant

2. Results of the TOB

(1) Status of the Tender

Type of Shares, etc.	Number of Shares Tendered Converted into Number of Shares	Number of Shares Purchased Converted into Number of Shares
Shares of Common Stock	688,197 shares	688,197 shares
Share Purchase Warrants	-	-
Bonds with Share Purchase Warrants	-	-
Fiduciary Beneficial Certificates for Shares, etc.	-	-
Depositary Receipts for Shares, etc.	-	-
Total	688,197 shares	688,197 shares

(2) Success or Failure of the TOB

As stated in the Public Notice of the Commencement of the Tender Offer and Tender Offer Registration Statement, since the total number of the Tendered Shares is not less than the Number of Shares, etc. Planned to be Purchased (524,999 shares), the Bidders will purchase all of the Tendered Shares.

(3) Percentage of Ownership of Shares after the TOB

Number of Voting Rights Represented by Shares, etc. Owned by the Bidders before the TOB	1	(Percentage of Ownership of Shares, etc. before the TOB: 0.00%)

Number of Voting Rights Represented by Shares, etc. Owned by the Bidders after the TOBd	688,198	(Percentage of Ownership of Shares, etc. after the TOB: 98.31%)
Total Number of Voting Rights of All Shareholders of the Target Company	700,000	

(Note 1) "Total Number of Voting Rights of All Shareholders of the Target Company" is based on the total number of voting rights of all shareholders as of September 30, 2007, as stated in the Semi-Annual Report for the 7th period filed by the Target Company on December 25, 2007.

(Note 2) The breakdowns of the "Percentage of Ownership of Shares, etc. after the TOB" is as follows:

Name of Bidders	Number of Voting Rights Owned (Percentage of Ownership)
Japan Blue Sky Capital Partners, L.P.	78,651 (11.24%)
Japan Banking Investment Partners, L.P.	171,329 (24.48%)
Tokyo Capital Management Partners, L.P.	149,398 (21.34%)
Cayman Strategic Partners, L.P.	288,820 (41.26%)

(Note 3) "Percentage of Ownership of Shares, etc. after the TOB" is rounded to two decimal points.

(4) Calculation of the TOB by the Proportional Allocation Method

Not applicable.

(5) Funds Required for the TOB

248,265,420,000 yen

(6) Settlement Procedure

(i) Name and Location of Head Office of Financial Instruments Dealer, Bank, etc. to Settle the TOB

Daiwa Securities SMBC Co., Ltd. 1-9-1, Marunouchi, Chiyoda-ku, Tokyo

Daiwa Securities Co. Ltd. 1-9-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement

Friday March 14, 2008

(iii) Settlement Procedure

A written notice regarding purchase, etc. will be mailed to the address or location of each person who accepts the TOB or offers to sell shares, etc. with regard to the TOB (the "**Tendering Shareholders, etc.**") (or the address of the standing proxy in the case of shareholders, etc. residing outside of Japan, including corporate shareholders; collectively, "**Non-Japanese Shareholders, etc.**") without delay after the expiration of the TOB Period.

Purchases shall be settled in cash. The tender offer agent or the sub-agent will remit to the place designated by each Tendering Shareholders, etc. (or by the standing proxy in the case of Non-Japanese Shareholders, etc.) or pay at the head office or a domestic branch of the tender offer agent or the sub-agent which accepted the tender, the sales price with regard to the shares, etc. purchased in accordance with the instructions given by the Tendering Shareholders, etc. without delay on or after the commencement date of settlement.

3. Place of Public Inspection of the copy of the Tender Offer Report

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

4. Policy, etc. after the TOB

Although the Bidders could not acquire all of the common stock and Share Purchase Warrants of the Target Company through the TOB, the Bidders aim to acquire, in total, 100% of the issued shares of the Target Company in the manner described below.

Specifically, the Bidders intend to acquire, in total, 100% of the issued shares of the Target Company in the following manner: (i) the Target Company will be converted into a corporation with class shares (*shurui kabusiki hakkou gaisha*) under the Corporate Act (Law No. 86 of 2005, as amended), (ii) all of the common shares of the Target Company shall be appended with a provision stating that the Target Company may acquire all of such shares (the "**Wholly Call**"), (iii) a different type of common share shall be distributed in exchange for all of such shares, (iv) shareholders who would receive fractional shares will receive cash obtained from the sale of shares corresponding to the aggregate number of such fractional shares in accordance with legally stipulated procedures.

The Bidders will request the Target Company to hold a shareholders' meeting to consider the matters mentioned in items (i) through (iii) above. The Bidders will

independently approve each proposal at the shareholders' meeting. If each procedure is implemented, the Target Company will acquire all common shares issued by it subject to the Wholly Call, and a different type of common shares will be distributed to the shareholders of the Target Company as consideration for such acquisition. An application for the listing of such different common shares will not be made. The Target Company's shareholders who would receive only fractional shares will receive cash obtained from the sale of shares corresponding to the aggregate number of such fractional shares pursuant to the Corporate Act and the Enforcement Regulations of the Corporate Act (Ministry of Justice Regulation No. 12 of 2006, as amended). In this respect, the amount of cash to be distributed to these shareholders as a result of the sale of shares corresponding to the aggregate number of fractional shares, will be calculated based on the TOB price, unless any circumstance otherwise requires. This amount may differ from the TOB price due to the fluctuation of value caused by the lapse of time and other causes.

The Bidders have requested the Target Company not to make year-end dividends (the "**Year-end Dividends**") for which the record date is the end of March 2008. Since the Bidders calculated the TOB price taking into consideration the expected amount of the Year-end Dividends, the economic effects of the shareholders who tender their shares for the TOB may differ from those of the shareholders who do not tender their shares for the TOB. Based on such difference of economic effects, the Bidders have requested the prevention of the occurrence of a difference between the tendering shareholders and non-tendering shareholders. The Target Company made an announcement on February 4, 2008 that it will not make Year-end Dividends in the case of successful completion of the TOB. The number of the Target Company's shares to be delivered as consideration for the acquisition of common shares subject to the Wholly Call has not yet been determined as of the date of this press release. It is expected that the number of the Target Company's shares to be delivered to the Target Company's shareholders who did not tender their shares for the TOB, other than the Bidders, will be determined as a fraction less than one share so that the Bidders can acquire, in total, 100% of the Target Company's issued shares.

In connection with the amendment to the articles of incorporation to cause the common shares to be subject to the Wholly-Call, (1) the provisions of Articles 116 and 117 of the Corporate Act provide that shareholders may demand that the company purchase the shares held by such shareholders for the purpose of the protection of rights of minority shareholders, and (2) for the purpose similar to that of (1), if the shareholders' meeting approves that the company will acquire all of the shares subject to the Wholly Call,

shareholders may file a petition to the court for a determination of the purchase price of such shares in accordance with Article 172 of the Corporate Act and other provisions of the relevant laws. However, although the demand for the purchase of shares as mentioned in (1) above is considered a right of a "shareholder" for the purpose of provisions of the Corporate Act, the Target Company's shareholders, other than the Bidders, who do not tender their shares for the TOB will receive only fractional shares less than one share of the Target Company, if all of the shares subject to the Wholly Call are acquired by the Target Company. Even if any person who receives only a fractional share less than one share exercises the demand for the purchase of shares and files a petition to the court for the determination of the purchase price pursuant to Article 117 of the Corporate Act, it is not necessarily unknown whether the person holding only fractional shares less than one share at the time of filing is allowed to file such petition for the determination of the purchase price as a "shareholder," because this issue will be ultimately determined by the court. In the case of the acquisition of all the shares subject to the Wholly Call as mentioned in (2) above, we believe that such problem as prescribed in (1) above will not occur, but it would be necessary to satisfy the requirements prescribed by the Corporate Act, including, the filing of a petition to the court within 20 days from the day of the shareholders' meeting. The purchase price or acquisition price per share in the manner described in (1) or (2) may differ from the TOB price because the court makes the final decision. In making a demand or filing in accordance with this manner, each shareholder is required to confirm and determine the necessary procedures, etc. at his/her own responsibility.

With respect to the manner under which (i) the Target Company will be converted into a corporation with class shares under the Corporate Act, (ii) all of the common shares of the Target Company shall be subject to the Wholly Call, and (iii) a different type of common share shall be distributed in exchange for all of such shares, there is some possibility that the Bidders will adopt an alternative manner with similar effects to the above-mentioned manner due to the relevant authorities' interpretation of the related laws, and the shareholding ratio of the Bidders and of the Target Company's shareholders, other than the Bidders, after the TOB. However, in such case, the Bidders will contemplate the adoption of a manner under which the Target Company's shareholders, other than the Bidders, will finally receive the cash.

With respect to the Share Purchase Warrants, if the Bidders can not purchase all of the Share Purchase Warrants of the Target Company, the Bidders will request the Target Company to take the necessary procedures for the extinguishment of the Share Purchase Warrants and there is some possibility that the Target Company takes the

necessary procedures for the extinguishment of the Share Purchase Warrants.

Subject to the number of shares ultimately acquired by the Bidders, the Target Company's shares may be delisted from the Tokyo Stock Exchange, Inc. (the "TSE") in accordance with the procedures as provided in the securities listing regulations of the TSE, as the Bidders intend to acquire 100% of the issued shares of the Target Company through the TOB and subsequent procedures. Even if these regulations do not apply, the Target Company's shares listed on the TSE will be delisted when the Target Company acquires all of its shares in accordance with the procedures as above. In the case of delisting, the Target Company's shares will not be traded on the TSE and it is anticipated that it will be difficult to sell these shares in the future.

The Bidders will not solicit the Target Company's shareholders to vote for the proposal at the shareholders' meeting as mentioned above by this press release. The above statement regarding the acquisition of all shares only presents the possibility as required by law, and may not necessarily be implemented. Please consult with your own tax consultants as to the tax treatment under the procedures mentioned above, when necessary for each shareholder.

END